EXHIBIT C
www.equitytransfer.com EQUITY TRANSFER SERVICES

Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 17, 2004

Dear Sir or Madam:

RE:	METALLICA RESOURCES INC.

We are pleased to confirm that copies of the Second Quarter Report for the Six Months Ended June 30, 2004, which included the Management’s Discussion and Analysis, were mailed to those shareholders on the supplemental mailing list on August 16, 2004.

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:
Equity Transfer Services Inc. 120 Adlaide St. W. Suite 420 Toronto, ON. MSN ACA T: 416.361.0152 F: 416.361.0470